SEC FILE #82-1852

SUPPL

02055174

ATLAS PACIFIC LIMITED

ACN 009 220 053

02 OCT -3 AM 9:45

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

Shareholder Update No 21

September 2002

1. Operational:

During September we have had two successful spawnings at Alyui, which resulted in healthy larvae. Hopefully this signals an end to the disappointing run we have had in our hatchery over the last year. Some of the larvae so produced were taken to our new hatchery in Banyopoh, Bali, and have settled there. We will attempt a spawning at the Banyopoh hatchery in October.

We have established a new grow-out facility on the island of Kawe and we have already transferred 120,000 juveniles into the site. Ultimately all our juveniles will be grown there in a centre which will employ up to 30 staff. Currently we have around 400,000 juveniles from which we hope to be able to maintain our grow-out target of 250,000 mature oysters.

Experimentation with means of transporting larvae, settlement systems, stockpiling good wild-stock and other husbandry issues have produced encouraging results leading to more efficient farming.

We are still seeding and hope to seed altogether this year some 160, 000 virgin oysters plus re-operate 70, 000 or more additional oysters. Our final harvest of 52,000 oysters will be completed during November/December, by which time we will have harvested over 100, 000 oysters for year 2002 not including the recent harvest of 12,000 "keshi" (seedless) pearls.

We plan to construct a new camp and operations facility at Sylo, in the north of Alyui Bay, which will employ up to 30 staff. It will be the centre for work under the various joint operation arrangements we have with other Indonesian pearl farms. I have already mentioned the Banyopoh hatchery. The others are also progressing favourably and we should have an extra 100,000 oysters from these sources before the end of the year.

dlw 10/3

2. Financial:

The half-year accounts were recently completed and submitted to the Australian Stock Exchange. Your company's net profit after tax was $3.32 million, which represents an increase of 38 % on the corresponding result of last year. This was achieved on a turnover of $8.11 million.

6 Rous Head Road, North Fremantle, WA 6159 Australia • PO Box 291, North Fremantle, WA 6159, Australia
TELEPHONE (61) (8) 9336 7955 • FACSIMILE (61) (8) 9336 7966 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@tlaspacific .com.au

At the August Pearlautore auction in Sydney, over 10,000 of our pearls were sold for approximately $1.8 million, This was 77% of the goods we offered for sale and was quite pleasing. Post-auction sales continue.

The Company previously forecast a net profit of $5.2 million for the financial year ended 31 December 2002. From our revised forecasts we expect that the net profit after tax will be approximately $4 million. This in part is as a result of changes in scheduling as to when oysters are operated and subsequently harvested as a result of natural and environmental cycles in Alyui Bay. The company has progressively worked to increase the growing period of the pearls so as to have product for sale which will be in the larger category. As operation periods have changed, the balance of operating and harvesting will take some time to fall into a predictable pattern.

This has meant that the number of pearls harvested and available for sale in the August auction was significantly less that anticipated. In order to have compensated for this shortfall in the current year, the harvest schedule of oysters would need to have been brought forward further which would have compromised the quality, size and weight of pearls available for sale. A further 50,000 oysters will be harvested before the end of 2002.

Other factors affecting the projected reduction include an accounting policy adjustment reflecting the treatment of Indonesian administration expenses and exchange rate variations. Changes in climatic and other production and demand conditions have also influenced the result.

These factors, and others, can upset even the most conservative projections. Consequently the board has decided not to make future projections more than a year in advance.

The company has declared an interim fully franked two cent dividend bringing the total dividend paid in this calender year to four cents.

3. Staff:

In recent months we have restructured our field management in line with perceived future strategies. In essence, the managerial responsibilities will be spread over two divisions, one administrative in nature and the other operational.

Jan Jorgensen, who returns to Atlas after a year, will assume the position of Project Manager, responsible for farm and biological management of the site and associated farm/hatchery operations. He will be in charge of the overall co-ordination of planning and have the primary responsibility of reporting to the Managing Director.

David Ramsay, formerly Assistant Project Manager in charge of our administration in the Sorong office has moved to Alyui and takes on the additional responsibility logistics, security, community relations, occupational health and safety, engineering and maintenance.

Jens Knauer will be responsible for the biological/farming operations in the operational division. His tasks will include planning of harvesting and operations schedules and increasing the levels of skills of other farm managers and senior Indonesian staff.

We have appointed a senior Indonesian ex-soldier with a Special Forces background, Pak **Endin Nurdin**, as our Security Manager. He assumed his duties on September 6 and will work closely with David Ramsay on security surveillance on site.

The staff of our Sorong office has been augmented by the arrival, at the beginning of September, of Pak **Pontas Simamora**, an Indonesian national who has accounting qualifications and is quite familiar with and experienced in Indonesian accounting systems. Our head office accountant **Brian Hardi**, who is also Indonesian, has been in Sorong this month working with Pak Pontas to familiarise him with our internal Atlas systems and Australian accounting protocols.

During the quarter, Deputy Chairman, **George Snow**, visited the site and reported that enormous progress had been made since his visit twelve months previously. Substantial administrative infrastructure additions (office buildings and workers accommodations at several different sites, manager's residence) and operational additions springing from our expansion and our increasing links with other pearl farmers e.g. more cleaning boats built on site, increased maintenance, opening up of new areas – all of this has at times thrown a strain on existing resources, material and human, but staff have risen to the occasion.

In George's view the company is extremely well served by all our staff, not only on site at the farm, under sometimes challenging circumstances, but also in our support office in Sorong and from our head office in Fremantle. He says in his report "I am continually surprised at the high standard of our farm operations and everyone associated with the development of the project can be justifiably proud that we have one of the best pearling operations, not only in Indonesia but in the world".

Managing Director, **Joseph Taylor** has been busy in the field this quarter, with visits to Myanmar, where we have had some of our Alyui staff working as technicians for Atlantic Myanmar Pearling, to Bali, where we are jointly operating a pearl hatchery, and of course to our Alyui site where he has been busy overseeing the reception of shell from our joint operation and the opening up of new sites. Progress reports on these ventures are mentioned above.

Simon Adams, our Financial Controller, has been busy liaising with our Indonesian accountants, KPMG, to ensure, under the guidance of Wally James, Chairman of our Audit Committee, our compliance with Australian accounting regulations.

David Schonell, who has been with the company since 1995, is leaving us in December to move into consulting. His service, culminating in the position of Project Manager at Alyui, has been of great benefit to the company over the eight years of his employment. He was responsible for overseeing the highly successful transfer of our pearl stocks and equipment from Kupang and then managed our Sorong office before moving to Alyui as Project Manager. He goes into a new venture with our best wishes for a successful future.

4. Corporate:

Next month will see the expiry of several million options, which were part of the consideration when Atlas bought out the 25% share in the project, which was owned by a Singapore and an Indonesian company. Should all the 2002 options be exercised at 30 cents Atlas will receive $3.7 million in cash and the number of shares on issue will increase to 87,241,801.

In addition to the arrangements we currently have in Bali for the production of spat (see the operations section) we are transporting shell to Alyui from other well established Indonesian pearl farms. The net proceeds of the pearls that are harvested from these oysters will be shared equally. This arrangement allows organic growth within the company's existing facilities from oysters that would not normally have been available for seeding at this stage of the project's development. This brings forward additional revenue which ordinarily would have been available only from the company's own juvenile production.

Copies of the corporate video, which has proved very popular, indeed, are still available, as are the pearls, which we are holding under the shareholder purchase scheme.

Company promotion is continuing A very positive article appeared in *The West Australian* following the announcement of our mid-year result. A more general article was published in the Garuda Inflight Magazine. A television interview with Dr Taylor will shortly be filmed in Perth and after that he will be involved in a promotional event in Sydney in mid-October.

Alex Kerr, Chairman.

30 September 2002

SEC FILE #82-1852

Rule 2.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ATLAS PACIFIC LTD

ABN

32 009 220 053

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	121,056 (new shares to be issued following conversion of options)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	New shares rank equally to existing ordinary shares on issue
5	Issue price or consideration	30 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options 121,056, 30 cent exercise price (14-Oct-02 expiry date)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3rd October 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	83,648,976	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,227,563	Options (30 cents) Exp 14 October 2002

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3/10/02
(~~Director~~/Company secretary)

Print name: SIMON ADAMS

== == == == ==

+ See chapter 19 for defined terms.

SEC FILE #82-1852

02 OCT -3 AM 9:45

ATLAS · PACIFIC · LIMITED
ACN 009 220 053

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ATLAS PACIFIC LTD
ABN	32 009 220 053

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOSEPH J.U. TAYLOR
Date of last notice	10 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or Indirect Interest	DIRECT INTEREST
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 SEPTEMBER 2002
No. of securities held prior to change	200,000 Ordinary Shares
Class	Ordinary Shares
Number acquired	Nil
Number disposed	135,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$56,350.00

No. of securities held after change	65,000 Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

SIMON ADAMS
Company Secretary

3 October 2002